1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sean Graber

215.963.5598

sgraber@morganlewis.com

October 21, 2010

FILED AS EDGAR CORRESPONDENCE

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Penn Series Funds, Inc.—Preliminary Proxy Statement (File No. 811-03459)

Dear Mr. Oh:

On October 15, 2010 you provided by telephone comments on the preliminary proxy statement on Schedule 14A, notice of special meeting and proxy cards filed on September 23, 2010 on behalf of Penn Series Funds, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended. Unfortunately, as discussed on our call, the Company had already begun printing the definitive proxy materials at the time we received your comments. As a result, the Company was unable to incorporate your comments into the definitive proxy materials. However, we appreciate your comments and will endeavor to incorporate them into future Company proxy materials as applicable.

I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at 215.963.5598.

Very truly yours,

/s/ Sean Graber

Sean Graber